InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and nine months ended September 30, 2013 and 2012

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at
	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents	40,405,336	49,720,680	57,151,655
Cash restricted	27,345,725	37,340,631	33,610,455
Trade and other receivables	77,714,542	161,578,481	157,903,504
Derivative financial instruments	86,654	233,922	-
Other current assets	4,130,877	832,869	906,610
Inventories (note 5)	178,500,565	194,871,339	164,808,029
Prepaid expenses	7,593,970	8,517,340	5,891,713
Total current assets	335,777,669	453,095,262	420,271,966
Non-current assets:
Cash restricted	11,574,797	11,670,463	5,980,832
Plant and equipment	244,989,862	255,031,257	251,555,833
Oil and gas properties (note 6)	569,800,760	510,669,431	472,077,713
Deferred tax assets (note 7)	53,718,113	63,526,458	47,585,649
Other non-current receivables (note 12)	29,700,534	5,000,000	-
Investments accounted for using the equity method (note 15)	17,548,190	-	-
Available-for-sale investments (note 8)	-	4,304,176	5,462,570
Total non-current assets	927,332,256	850,201,785	782,662,597
Total assets	1,263,109,925	1,303,297,047	1,202,934,563
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	74,092,829	178,313,483	169,572,265
Income tax payable	15,190,761	11,977,681	9,592,164
Derivative financial instruments	708,925	-	371,143
Working capital facilities (note 9)	107,584,830	94,290,479	87,076,286
Unsecured loan and current portion of secured loans (note 10)	49,786,062	31,383,115	25,198,297
Current portion of Indirect participation interest (note 11)	16,283,309	15,246,397	13,770,156
Total current liabilities	263,646,716	331,211,155	305,580,311
Non-current liabilities:
Secured loans (note 10)	73,476,706	89,446,137	30,238,125
2.75% convertible notes liability	61,737,934	59,046,581	58,175,245
Deferred gain on contributions to LNG project (note 15)	-	5,191,101	5,388,692
Indirect participation interest (note 11)	13,245,089	16,405,393	20,904,686
Other non-current liabilities (note 12)	96,000,000	20,961,380	20,000,000
Asset retirement obligations	4,598,327	4,978,334	4,947,101
Total non-current liabilities	249,058,056	196,028,926	139,653,849
Total liabilities	512,704,772	527,240,081	445,234,160
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 13)	942,190,761	928,659,756	927,913,817
Authorized - unlimited
Issued and outstanding - 48,824,038
(Dec 31, 2012 - 48,607,398)
(Sep 30, 2012 - 48,587,461)
2.75% convertible notes	14,297,627	14,298,036	14,298,036
Contributed surplus	28,214,688	21,876,853	20,107,937
Accumulated Other Comprehensive Income	7,208,731	25,032,953	27,736,411
Conversion options (note 11)	-	12,150,880	12,150,880
Accumulated deficit	(241,506,654)	(225,961,512)	(244,506,678)
Total equity attributable to owners of InterOil Corporation	750,405,153	776,056,966	757,700,403
Total liabilities and equity	1,263,109,925	1,303,297,047	1,202,934,563

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$ (revised)*	$	$ (revised)*

Revenue
Sales and operating revenues	304,410,212	324,109,090	997,808,538	956,335,547
Interest	19,865	23,348	71,443	226,014
Other	804,705	2,732,247	3,345,777	7,557,014
	305,234,782	326,864,685	1,001,225,758	964,118,575

Changes in inventories of finished goods and work in progress	11,190,418	(35,607,503)	(16,370,774)	(6,263,770)
Raw materials and consumables used	(285,373,097)	(250,722,505)	(892,870,471)	(896,694,438)
Administrative and general expenses	(6,565,506)	(11,104,381)	(28,720,644)	(30,708,081)
Derivative losses	(2,451,608)	(4,929,234)	(3,274,054)	(4,715,186)
Legal and professional fees	(2,139,377)	(1,384,270)	(5,679,054)	(3,667,042)
Exploration costs, excluding exploration impairment (note 6)	(2,992,323)	(2,056,367)	(3,963,500)	(14,660,051)
Finance costs	(7,006,444)	(4,209,765)	(18,124,592)	(13,646,887)
Depreciation and amortization	(6,062,074)	(5,435,305)	(17,563,239)	(15,441,862)
Gain on conveyance of oil and gas properties (note 6)	-	2,895,000	500,071	2,895,000
Gain on available-for-sale investment (note 8)	4,746,997	-	3,719,907	-
Foreign exchange (losses)/gains	(12,045,232)	(3,494,290)	(25,068,717)	3,992,945
Share of net profit/(loss) of joint venture partnership accounted for using the equity method (note 15)	2,578,112	(382,224)	2,265,442	(687,777)
	(306,120,134)	(316,430,844)	(1,005,149,625)	(979,597,149)
(Loss)/profit before income taxes	(885,352)	10,433,841	(3,923,867)	(15,478,574)

Income taxes
Current tax expense	(4,048,959)	(2,561,068)	(9,672,693)	(11,623,696)
Deferred tax (expense)/benefit	(1,383,405)	(2,537,251)	(1,948,582)	10,160,813
	(5,432,364)	(5,098,319)	(11,621,275)	(1,462,883)

(Loss)/profit for the period	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)
	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)

Basic (loss)/profit per share	(0.13)	0.11	(0.32)	(0.35)
Diluted (loss)/profit per share	(0.13)	0.11	(0.32)	(0.35)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,815,218	48,445,397	48,712,015	48,271,469
Diluted (Expressed in number of common shares)	48,815,218	48,785,877	48,712,015	48,271,469

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

(Loss)/profit for the period	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	(12,220,427)	(1,096,830)	(17,578,397)	(3,456,255)
Gain/(loss) on available-for-sale financial assets, net of tax	235,705	694,196	(245,825)	1,811,784
Other comprehensive loss for the period, net of tax	(11,984,722)	(402,634)	(17,824,222)	(1,644,471)
Total comprehensive (loss)/income for the period	(18,302,438)	4,932,888	(33,369,364)	(18,585,928)

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(18,302,438)	4,932,888	(33,369,364)	(18,585,928)
	(18,302,438)	4,932,888	(33,369,364)	(18,585,928)

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2013	2012	2012
Transactions with owners as owners:	$	$	$
Share capital
At beginning of period	928,659,756	905,981,614	905,981,614
Issue of capital stock (note 13)	13,531,005	22,678,142	21,932,203
At end of period	942,190,761	928,659,756	927,913,817
2.75% convertible notes
At beginning of period	14,298,036	14,298,036	14,298,036
Conversion of convertible notes during the period	(409)	-	-
At end of period	14,297,627	14,298,036	14,298,036
Contributed surplus
At beginning of period	21,876,853	25,644,245	25,644,245
Fair value of options and restricted stock transferred to share capital	(10,111,588)	(11,649,459)	(11,313,780)
Stock compensation expense	4,298,468	7,882,067	5,777,472
Gain on conversion of 2.75% convertible notes	75	-	-
Waiver of all remaining IPI conversion options (note 11)	12,150,880	-	-
At end of period	28,214,688	21,876,853	20,107,937
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	24,787,128	29,788,447	29,788,447
Foreign currency translation movement for the period, net of tax	(17,578,397)	(5,001,319)	(3,456,255)
Foreign currency translation reserve at end of period	7,208,731	24,787,128	26,332,192
Gain/(loss) on available-for-sale financial assets
At beginning of period	245,825	(407,565)	(407,565)
(Loss)/gain on available-for-sale financial assets as a result of foreign currency translation, net of tax	(277,553)	449,413	343,612
(Loss)/gain on revaluation of available-for-sale financial assets, net of tax	(203,977)	203,977	1,468,172
Gain on disposal of available-for-sale financial assets, net of tax	235,705	-	-
Gain on available-for-sale financial assets at end of period	-	245,825	1,404,219
Accumulated other comprehensive income at end of period	7,208,731	25,032,953	27,736,411
Conversion options
At beginning of period	12,150,880	12,150,880	12,150,880
Transfer of balance to contributed surplus (note 11)	(12,150,880)	-	-
At end of period	-	12,150,880	12,150,880
Accumulated deficit
At beginning of period	(225,961,512)	(227,565,221)	(227,565,221)
Net (loss)/profit for the period	(15,545,142)	1,603,709	(16,941,457)
At end of period	(241,506,654)	(225,961,512)	(244,506,678)
Total InterOil Corporation shareholders' equity at end of period	750,405,153	776,056,966	757,700,403

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$ (revised) *	$	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the period	(6,317,716)	5,335,522	(15,545,142)	(16,941,457)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	6,062,074	5,435,305	17,563,239	15,441,862
Deferred tax	6,652,202	2,872,882	9,808,345	(13,509,767)
Gain on conveyance of exploration assets	-	(2,895,000)	(500,071)	(2,895,000)
Accretion of convertible notes liability	911,048	858,478	2,693,065	2,537,615
Amortization of deferred financing costs	204,579	36,986	598,436	129,959
Timing difference between derivatives recognized and settled	644,766	1,122,929	856,193	955,126
Stock compensation expense, including restricted stock	587,345	2,112,932	4,298,468	5,777,472
Inventory write down	-	(24,636,489)	-	-
Accretion of asset retirement obligation liability	53,875	82,774	267,623	248,322
Gain on conversion of convertible notes	-	-	(500)	-
Gain on Flex LNG investment	(4,746,997)	-	(3,719,907)	-
Share of net (profit)/loss of joint venture partnership accounted for using the equity method	(2,578,112)	382,224	(2,265,442)	687,777
Unrealized foreign exchange (gain)/loss	(2,077,712)	22,277	(2,656,039)	(876,631)
Change in operating working capital
Decrease/(increase) in trade and other receivables	38,314,619	(34,491,093)	4,216,495	(28,988,922)
(Increase)/decrease in other current assets and prepaid expenses	(4,073,788)	2,360,624	(2,374,638)	(458,678)
(Increase)/decrease in inventories	(12,367,665)	59,593,399	9,821,506	4,014,645
Increase/(decrease) in trade and other payables	4,871,933	6,708,330	(13,561,815)	6,017,991
Net cash generated from/(used in) operating activities	26,140,451	24,902,080	9,499,816	(27,859,686)

Investing activities
Expenditure on oil and gas properties	(38,394,448)	(43,978,574)	(105,262,287)	(134,615,057)
Proceeds from IPI cash calls	12,069,226	-	27,058,053	3,497,542
Expenditure on plant and equipment	(8,442,763)	(7,685,789)	(20,076,112)	(20,966,317)
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	-	-	20,000,000
Maturity of short term treasury bills	-	-	-	11,832,110
Proceeds from disposal of Flex LNG Ltd shares, net of transaction costs	7,778,258	-	7,778,258	-
(Increase)/decrease in restricted cash held as security on borrowings	(6,226,515)	906,997	10,090,572	(340,524)
Change in non-operating working capital
Decrease in trade and other receivables	-	-	5,000,000	-
Increase/(decrease) in trade and other payables	7,590,678	12,192,886	(13,630,823)	22,818,296
Net cash used in investing activities	(25,625,564)	(38,564,480)	(89,042,339)	(97,773,950)

Financing activities
Repayments of OPIC secured loan	-	-	-	(4,500,000)
(Repayments to)/proceeds from Mitsui for Condensate Stripping Plant	(34,375,748)	3,578,489	(34,375,748)	3,578,489
(Repayments of)/proceeds from Westpac secured loan	(10,714,000)	(2,143,000)	(12,857,000)	12,857,000
Proceeds from drawdown of BSP and Westpac secured facility	34,604,377	-	34,604,377	-
Proceeds from Pacific Rubiales Energy for interest in PPL237 (net of transaction costs)	-	20,000,000	73,600,000	20,000,000
(Repayments of)/proceeds from working capital facility	(14,443,836)	24,188,225	13,294,351	70,595,783
Repayments of ANZ, BSP & BNP syndicated loan	-	-	(8,000,000)	-
Proceeds from issue of common shares, net of transaction costs	-	4,757,023	3,995,228	10,618,423
Payment on conversion of convertible notes	-	-	(1,546)	-
Net cash (used in)/generated from financing activities	(24,929,207)	50,380,737	70,259,662	113,149,695

(Decrease)/increase in cash and cash equivalents	(24,414,320)	36,718,337	(9,282,861)	(12,483,941)
Cash and cash equivalents, beginning of period	64,842,032	20,435,206	49,720,680	68,575,269
Exchange (losses)/gains on cash and cash equivalents	(22,376)	(1,888)	(32,483)	1,060,327
Cash and cash equivalents, end of period	40,405,336	57,151,655	40,405,336	57,151,655
Comprising of:
Cash on Deposit	35,178,235	56,516,825	35,178,235	56,516,825
Short Term Deposits	5,227,101	634,830	5,227,101	634,830
Total cash and cash equivalents, end of period	40,405,336	57,151,655	40,405,336	57,151,655

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is domiciled in Canada and continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered Canadian office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes production of refined petroleum products at Napa Napa in Port Moresby, PNG for the domestic market and for export, and Midstream Liquefaction includes the work being undertaken to develop, in joint venture as a non-operator, liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment markets and distributes refined products domestically in PNG on a wholesale and retail basis. Corporate segment provides support to our other business segments by engaging in business development and improvement activities, providing management, general and administrative services, undertaking financing and treasury activities, and overseeing government and investor relations. This segment also manages our shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

These condensed consolidated interim financial statements were approved for issue on November 8, 2013.

2.	Significant accounting policies

(a) Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting”, and should be read in conjunction with the annual financial statements for the year ended December 31, 2012 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and nine months ended September 30, 2013 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(b)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at September 30, 2013 amounted to $72.1 million compared to $114.7 million as at September 30, 2012. The Company has cash, cash equivalents and cash restricted of $79.3 million as at September 30, 2013 (September 2012 - $96.7 million), of which $38.9 million is restricted (September 2012 - $39.6 million).

The Company’s primary use of capital resources has been the exploration and development activities in the Upstream operations. The Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met. Refer note 17 for further information on these commitments. Accordingly, subject to meeting the license requirements, the Company’s actual capital expenditure can be accelerated or decelerated at its discretion.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

In July 2013, the Company replaced its $240.0 million working capital facility with a $350.0 million working capital structured facility arranged by BNP Paribas. The Company’s $350.0 million facility is for its Midstream – Refining operation. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables. Out of the $350.0 million, $270.0 million is a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, Australia and New Zealand Banking Group Limited (“ANZ”), Natixis, Intesa Sanpaolo, and Bank South Pacific Limited (“BSP”), which includes the ability to discount receivables with recourse up to $30.0 million. In addition, BNP Paribas has provided an $80.0 million bilateral non-recourse discounting facility. As at September 30, 2013, $182.3 million of the $270.0 million facility had been utilized, and the remaining $87.7 million remained available for use. There were no amounts outstanding under the non-recourse discounting facility.

Subsequent to quarter end, on November 11, 2013, the Company entered into a $250.0 million secured syndicated capital expenditure facility led by Credit Suisse AG related to an approved seismic data acquisition and drilling program. In addition to Credit Suisse, the participating lenders are Commonwealth Bank of Australia (“CBA”), ANZ, UBS AG, Macquarie Group Limited (“Macquarie”), BSP, BNP Paribas and Westpac Bank PNG Limited (“Westpac”). The facility is secured by the Company’s existing Upstream and Corporate entities. The credit facility bears interest at LIBOR plus 5.5 percent margin on the drawn amount for the first six months. After the first six month period, the margin increases 2.0 percent every two months to a maximum of 11.5% in the last two months of the 12-month term. The facility is payable in full (within a certain timeframe) upon any sale or disposal of the Company’s interest in the Elk and Antelope fields.

On August 19, 2013, the Company entered into a one year $75.0 million equivalent combined secured loan facility with Westpac and BSP to be drawn in tranches, in either USD and/or Papua New Guinea Kina (“PGK”). Borrowings under the facility will be used for exploration and drilling activities with $37.5 million available immediately, and a further $37.5 million to be available upon the execution of an agreement in relation to the monetization of the Elk and Antelope resource. The principal repayment will be made on the earlier of, the first resource payment or 12 months from the first drawdown. The facility is secured against the Downstream assets and undertakings. As at September 30, 2013, $34.6 million of the facility had been utilized. Subsequent to the quarter end, the entire $37.5 million of the first tranche was fully drawn down, and after the closing of the Credit Suisse facility noted above, the second available tranche of $37.5 million was cancelled, and BSP and Westpac have participated within the Credit Suisse led syndication facility.

As at September 30, 2013, the Company had an approximate $39.5 million (PGK 95.0 million) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. As at September 30, 2013, none of this combined facility had been utilized, and the full amount of the facility remained available for use. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The facility was decreased in August 2013 by $18.7 million (PGK 45.0 million) to reduce the limit to $18.7 million (PGK 45.0 million) as a result of the new secured loan facility obtained. The BSP facility is renewable annually and was renewed in August 2013 through to November 2014.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and condensate stripping and liquefaction facilities. Therefore, the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing the financial report.

(c) Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year, except as described below.

Changes in accounting policies

The company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions:

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(i)	IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 ‘Consolidated Financial Statements’ replaces the guidance on control and consolidation in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC-12 ‘Consolidation – Special Purpose Entities’. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

(ii)	IFRS 11 ‘Joint Arrangements’ and IAS 28R ‘Investments in Associates and Joint Ventures’

IFRS 11 ‘Joint Arrangements’ supersedes IAS 31 ‘Interests in Joint Ventures’ and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 ‘Investments in Associates and Joint Ventures’ (amended in 2011). The other amendments to IAS 28 did not affect the Company.

The Company has reclassified its involvement with PNG LNG Inc. from a jointly controlled entity to a joint venture. The Company’s interests in PNG LNG Inc were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

As a result of this change in accounting, the investment in PNG LNG Inc. as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc. previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting. The adjustments for each financial statement line item affected are presented in the tables below.

Adjustments to consolidated balance sheets

	December 31,	September 30,	June 30,	March 31,	December 31,	January 1,
	2012	2012	2012	2012	2011	2011
	$	$	$	$	$	$

Equity before accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Decrease in:
Cash and cash equivalents	(139,364)	(139,904)	(188,368)	(251,495)	(271,172)	(1,151,963)
Other current assets	(67)	(34)	-	(97)	(5,918)	(6,757)
Goodwill	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)
Plant and equipment	(446)	(640)	(833)	(4,709)	(12,570)	(38,562)
Oil and gas properties	(4,385,857)	-	-	-	-	-
Trade and other payables	1,712,898	3,357,403	1,208,123	2,339,123	3,283,204	2,611,507
Deferred gain on contributions to LNG project	-	-	580,840	1,314,757	1,109,860	4,254,921

Increase in:
Trade and other receivables	14,630,254	8,051,350	5,026,555	3,228,738	2,522,913	957,171
Deferred gain on contributions to LNG project	(5,191,101)	(4,641,858)	-	-	-	-
Net change	-	-	-	-	-	-

Equity after accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Adjustments to consolidated income statement and statement of comprehensive income

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net profit/(loss) before accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Change in:
Interest revenue	(379)	(33)	(346)	97	(313)	(410)	(2)
Administrative and general expenses	249,032	108,984	466,850	125,354	357,866	232,512	972,219
Legal and professional fees	230,506	272,017	210,721	162,916	(61,296)	(224,212)	1,651,227
Depreciation and amortization	8,139	193	7,945	3,876	7,752	3,876	25,633
Foreign exchange losses/(gains)	2,888	1,063	2,607	3,070	1,544	(1,526)	13,127
Increase in equity loss from joint ventures	(490,186)	(382,224)	(687,777)	(295,313)	(305,553)	(10,240)	(2,662,204)
Net change	-	-	-	-	-	-	-
Net profit/(loss) after accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Net profit/(loss) attributable to:
Owners of InterOil Corporation	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,652,461
Non-controlling interest	-	-	-	-	-	-	6,201
	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Adjustments to consolidated statement of cash flows

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net change in cash and cash eqivalents before accounting change	(20,044,017)	36,669,873	(12,615,209)	(19,575,601)	(49,285,082)	(29,709,481)	(168,735,217)

Change in:
Cash used in operating activities	(11,631,145)	(2,642,730)	(4,854,489)	(1,506,477)	(2,211,759)	(705,282)	(2,375,620)
Cash used in investing activities	11,762,953	2,691,194	4,985,757	1,569,604	2,294,563	724,959	5,503,944
Cash used in financing activities	-	-	-	-	-	-	(2,247,533)
Net change	131,808	48,464	131,268	63,127	82,804	19,677	880,791

Net change in cash and cash eqivalents after accounting change	(19,912,209)	36,718,337	(12,483,941)	(19,512,474)	(49,202,278)	(29,689,804)	(167,854,426)
Cash and cash equivalents, beginning of period after accounting change	68,575,269	20,435,206	68,575,269	39,877,362	68,575,269	68,575,269	232,424,858
Exchange gains/(losses) on cash and cash equivalents	1,057,620	(1,888)	1,060,327	70,318	1,062,215	991,897	4,004,837
Cash and cash equivalents, end of period after accounting change	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

Comprising of:
Cash on Deposit	49,086,353	56,516,825	56,516,825	19,801,855	19,801,855	13,695,498	18,487,116
Term Deposits	634,327	634,830	634,830	633,351	633,351	26,181,864	50,088,153
Total cash and cash equivalents, end of period	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(iii)	IFRS 12 ‘Disclosure of Interests in Other Entities’

IFRS 12 ‘Disclosure of interests in other entities’ provides disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company adopted IFRS 12 on January 1, 2013 however the adoption of IFRS 12 has had no impact on the accounting policies and methods of computation of the Company and will only require additional disclosures to be made in our annual financial statements for the year ended December 31, 2013.

(iv)	IFRS 13 ‘Fair Value Measurement’

IFRS 13 ‘Fair value measurement’ provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

(v)	IAS 1 ‘Presentation of Items of Other Comprehensive Income (Amendment)’

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

(vi)	IAS 19R ‘Employee Benefits’

IAS 19R, Employee Benefits, amends certain accounting requirements for defined benefit plans and termination benefits. IAS 19R requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Expected returns on plan assets are no longer included in post-employment benefits’ expense. Instead, post-employment benefits’ expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in the asset ceiling are recognized in other comprehensive income. These amendments to IAS 19R have had no impact on the financial statements of the Company.

IAS 19R also clarified that benefits are classified as long-term employee benefits if payments are not expected to be made within the next 12 months. The Company has reviewed the classification of its benefits and reclassified some of its unused vacation accrual as a long-term employee benefit. The unused vacation accrual continues to be classified as a current liability as the Company does not have an unconditional right to defer settlement for more than 12 months even though it does not expect to make payments within the next 12 months.

The standard also requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. Termination benefits that require future services are required to be recognized over the periods the future services are provided. This amendment has had no impact on the financial statements of the Company.

(d) New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2013 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Fair values

	September 30, 2013		December 31, 2012		September 30, 2012		Fair value	Method of
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	measurement
	$	$	$	$	$	$	(as required) *
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	40,405,336	40,405,336	49,860,044	49,860,044	57,151,655	57,151,655		Amortized Cost
Cash restricted	38,920,522	38,920,522	49,011,094	49,011,094	39,591,287	39,591,287		Amortized Cost
Receivables	77,714,542	77,714,542	146,948,227	146,948,227	157,903,504	157,903,504		Amortized Cost
Other non-current receivable	29,700,534	29,700,534	5,000,000	5,000,000	-	-		Amortized Cost
Available-for-sale
Investments	-	-	4,304,176	4,304,176	5,462,570	5,462,570	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts	(622,271)	(622,271)	233,922	233,922	(371,143)	(371,143)	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	74,092,829	74,092,829	180,026,381	180,026,381	169,572,265	169,572,265		Amortized Cost
Working capital facilities	107,584,830	107,584,830	94,290,479	94,290,479	87,076,286	87,076,286		Amortized Cost
Unsecured loans and current portion of secured loans	49,786,062	49,786,062	31,383,115	31,383,115	25,198,297	25,363,283		Amortized cost See (iii) below
Non-current liabilities
Secured loans	73,476,706	73,476,706	89,446,137	89,446,137	30,238,125	32,314,481		Amortized cost See (iii) below
2.75% Convertible notes liability	61,737,934	61,737,934	59,046,581	59,046,581	58,175,245	58,175,245		Amortized Cost
Other non-current liabilities	96,000,000	96,000,000	20,961,380	20,961,380	20,000,000	20,000,000		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale are fair valued by using quoted prices on Oslo stock exchange Axess. These investments were sold during the quarter ended September 30, 2013.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

(iii) The fair value of the OPIC secured loan at September 30, 2012 is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%). All other secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values.

4. Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the nine months ended September 30, 2013 is revenue from exports to foreign countries of $296,385,937 (Sep 2012 - $248,045,844). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels that transport petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Included in the revenues from external customers in the Midstream – Refining segment for the nine months ended September 30, 2013 is revenue from a single customer of $173,535,904 (Sep 2012 - $88,076,056) or 17% (Sep 2012 – 9%) of total revenues from external customers.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Nine months ended September 30, 2013	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	376,073,973	-	621,254,223	480,342	-	997,808,538
Intersegment revenues	4,375,891	470,117,223	20,088,835	186,326	64,305,102	(559,073,377)	-
Interest revenue	23,373	6,704	-	369,411	37,978,502	(38,306,547)	71,443
Other revenue	1,914,351	712	-	1,357,709	73,005	-	3,345,777
Total segment revenue	6,313,615	846,198,612	20,088,835	623,167,669	102,836,951	(597,379,924)	1,001,225,758

Cost of sales and operating expenses	-	804,985,045	-	576,372,318	16,070,468	(488,186,586)	909,241,245
Administrative, professional and general expenses	27,780,181	6,399,940	77,337	11,595,438	63,075,367	(69,979,245)	38,949,018
Derivative loss	-	3,127,954	-	-	146,100	-	3,274,054
Foreign exchange (gain)/loss	(1,300,434)	21,703,843	-	2,634,407	2,030,901	-	25,068,717
Gain on conveyance of exploration assets	(500,071)	-	-	-		-	(500,071)
Gain on Flex LNG investment	-	-	-	-	(3,719,907)	-	(3,719,907)
Exploration costs, excluding exploration impairment	3,963,500	-	-	-	-	-	3,963,500
Depreciation and amortisation	1,597,745	9,709,104	-	3,633,898	2,719,967	(97,475)	17,563,239
Interest expense	36,797,328	7,039,829	1,300,981	1,219,981	5,523,700	(38,306,547)	13,575,272
Share of net profit of joint venture partnership accounted for using the equity method	-	-	(2,265,442)	-	-	-	(2,265,442)
Total segment expenses	68,338,249	852,965,715	(887,124)	595,456,042	85,846,596	(596,569,853)	1,005,149,625
Segment (loss)/profit before income taxes	(62,024,634)	(6,767,103)	20,975,959	27,711,627	16,990,355	(810,071)	(3,923,867)
Income tax expense	-	(3,124,734)	-	(7,925,723)	(570,818)	-	(11,621,275)
Segment net (loss)/profit	(62,024,634)	(9,891,837)	20,975,959	19,785,904	16,419,537	(810,071)	(15,545,142)

Segment assets	614,266,266	412,802,633	17,548,190	195,575,506	35,562,010	(66,362,793)	1,209,391,812
Unallocated:
Deferred tax							53,718,113
Total assets per the balance sheet							1,263,109,925

Segment liabilities	167,676,463	210,984,342	-	113,095,098	82,623,468	(61,674,599)	512,704,772

Capital expenditure (net of cash calls)	59,131,329	5,170,736	-	4,137,738	841,492	-	69,281,295

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Nine months ended September 30, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction (revised)	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	313,352,038	-	642,843,404	140,105	-	956,335,547
Intersegment revenues	-	499,457,272	-	162,609	39,630,009	(539,249,890)	-
Interest revenue	4,717	177,732	-	2,964	36,608,974	(36,568,373)	226,014
Other revenue	6,222,815	-	-	1,334,199	-	-	7,557,014
Total segment revenue	6,227,532	812,987,042	-	644,343,176	76,379,088	(575,818,263)	964,118,575

Cost of sales and operating expenses	-	788,419,069	-	597,015,614	13,687,857	(496,164,332)	902,958,208
Administrative, professional and general expenses	4,696,923	26,116,273	39,698	13,917,526	34,246,533	(41,065,106)	37,951,847
Derivative loss/(gain)	-	4,726,643	-	-	(11,457)	-	4,715,186
Foreign exchange loss/(gain)	914,057	4,024,753	-	(8,382,195)	(549,560)	-	(3,992,945)
Gain on disposal of exploration assets	(2,895,000)	-	-	-	-	-	(2,895,000)
Exploration costs, excluding exploration impairment	14,660,051	-	-	-	-	-	14,660,051
Depreciation and amortisation	1,201,130	8,705,513	-	3,945,977	1,686,718	(97,476)	15,441,862
Interest expense	31,362,722	6,435,268	1,721,598	2,534,060	4,584,888	(36,568,373)	10,070,163
Share of net loss of joint venture partnership accounted for using the equity method	-	-	687,777	-	-	-	687,777
Total segment expenses	49,939,883	838,427,519	2,449,073	609,030,982	53,644,979	(573,895,287)	979,597,149
Segment (loss)/profit before income taxes	(43,712,351)	(25,440,477)	(2,449,073)	35,312,194	22,734,109	(1,922,976)	(15,478,574)
Income tax benefit/(expense)	-	9,148,180	-	(10,443,189)	(167,874)	-	(1,462,883)
Segment net (loss)/profit	(43,712,351)	(16,292,297)	(2,449,073)	24,869,005	22,566,235	(1,922,976)	(16,941,457)

Segment assets	516,678,821	394,050,791	2,897,907	175,829,462	78,338,629	(12,446,696)	1,155,348,914
Unallocated:
Deferred tax							47,585,649
Total assets per the balance sheet							1,202,934,563

Segment liabilities	124,608,447	179,376,727	5,389,577	69,056,892	82,451,785	(15,649,268)	445,234,160

Capital expenditure (net of cash calls)	109,224,947	7,952,675	5,025,718	7,270,577	2,604,957	-	132,078,874

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended September 30, 2013	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	89,043,936	-	215,047,474	318,802	-	304,410,212
Intersegment revenues	1,391,195	162,679,314	-	31,399	18,683,980	(182,785,888)	-
Interest revenue	463	1,911	-	369,092	12,637,761	(12,989,362)	19,865
Other revenue	526,937	712	-	204,051	73,005	-	804,705
Total segment revenue	1,918,595	251,725,873	-	215,652,016	31,713,548	(195,775,250)	305,234,782

Cost of sales and operating expenses	-	240,271,329	-	195,685,072	5,066,230	(166,839,952)	274,182,679
Administrative, professional and general expenses	2,976,905	2,544,576	28,457	3,066,267	16,651,566	(14,287,082)	10,980,689
Derivative loss/(gain)	-	2,496,608	-	-	(45,000)	-	2,451,608
Foreign exchange (gain)/loss	(1,209,103)	9,974,241	-	1,938,333	1,341,761	-	12,045,232
Gain on Flex LNG investment	-	-	-	-	(4,746,997)	-	(4,746,997)
Exploration costs, excluding exploration impairment	2,992,323	-	-	-	-	-	2,992,323
Depreciation and amortisation	550,461	3,424,512	-	1,187,392	932,200	(32,491)	6,062,074
Interest expense	12,814,038	2,350,808	177,395	535,505	1,842,254	(12,989,362)	4,730,638
Share of net profit of joint venture partnership accounted for using the equity method	-	-	(2,578,112)	-	-	-	(2,578,112)
Total segment expenses	18,124,624	261,062,074	(2,372,260)	202,412,569	21,042,014	(194,148,887)	306,120,134
Segment (loss)/profit before income taxes	(16,206,029)	(9,336,201)	2,372,260	13,239,447	10,671,534	(1,626,363)	(885,352)
Income tax (expense)/benefit	-	(1,736,024)	-	(3,803,847)	107,507	-	(5,432,364)
Segment net (loss)/profit	(16,206,029)	(11,072,225)	2,372,260	9,435,600	10,779,041	(1,626,363)	(6,317,716)

Capital expenditure (net of cash calls)	31,189,222	1,666,859	-	1,707,204	332,061	-	34,895,346

Quarter ended September 30, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction (revised)	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	122,913,397	-	201,125,894	69,799	-	324,109,090
Intersegment revenues	-	151,755,053	-	105,220	14,310,439	(166,170,712)	-
Interest revenue	1,326	2,594	-	719	12,499,546	(12,480,837)	23,348
Other revenue	2,214,782	-	-	517,465	-	-	2,732,247
Total segment revenue	2,216,108	274,671,044	-	201,749,298	26,879,784	(178,651,549)	326,864,685

Cost of sales and operating expenses	-	243,920,186	-	187,633,860	5,158,153	(150,382,191)	286,330,008
Administrative, professional and general expenses	1,824,464	9,073,392	(392,672)	4,639,131	12,194,259	(13,768,071)	13,570,503
Derivative loss	-	4,825,843	-	-	103,391	-	4,929,234
Foreign exchange loss/(gain)	275,330	3,435,004	-	201,420	(417,464)	-	3,494,290
Gain on disposal of exploration assets	(2,895,000)	-	-	-	-	-	(2,895,000)
Exploration costs, excluding exploration impairment	2,056,367	-	-	-	-	-	2,056,367
Depreciation and amortisation	453,502	2,920,553	-	1,464,673	629,070	(32,493)	5,435,305
Interest expense	11,437,531	1,654,031	583,948	392,788	1,540,452	(12,480,837)	3,127,913
Share of net loss of joint venture partnership accounted for using the equity method	-	-	382,224	-	-	-	382,224
Total segment expenses	13,152,194	265,829,009	573,500	194,331,872	19,207,861	(176,663,592)	316,430,844
Segment (loss)/profit before income taxes	(10,936,086)	8,842,035	(573,500)	7,417,426	7,671,923	(1,987,957)	10,433,841
Income tax (expense)/benefit	-	(3,484,384)	-	(1,790,851)	176,916	-	(5,098,319)
Segment net (loss)/profit	(10,936,086)	5,357,651	(573,500)	5,626,575	7,848,839	(1,987,957)	5,335,522

Capital expenditure (net of cash calls)	20,686,640	2,202,274	4,840,474	2,188,995	2,162,755	-	32,081,138

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Inventories

	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$	$
Midstream - Refining (crude oil feedstock)	35,457,344	75,240,634	55,282,833
Midstream - Refining (refined petroleum product)	76,884,089	49,080,697	45,442,434
Midstream - Refining (parts inventory)	3,626,147	3,710,903	3,765,434
Downstream (refined petroleum product)	62,532,985	66,839,105	60,317,328
	178,500,565	194,871,339	164,808,029

No inventory write down was necessary at September 30, 2013 or September 30, 2012. As at December 31, 2012, inventory had been written down to its net realizable value. The write down of $322,535 at December 31, 2012 relating to crude feedstock and refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. At September 30, 2013, $115,967,580 (Dec 2012 - $128,032,234, Sep 2012 - $104,490,701) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 9.

6. Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$	$
Infrastructure and drilling and construction equipment	205,190,685	145,854,653	106,326,604
Drilling consumables and spares	19,711,264	17,847,114	19,247,232
Petroleum Prospecting License drilling programs (Unproved)	344,898,811	346,967,664	346,503,877
Gross Capitalized Costs	569,800,760	510,669,431	472,077,713
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	569,800,760	510,669,431	472,077,713

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope, and Triceratops fields. The development and monetization efforts of the Elk and Antelope fields are ongoing, and include the condensate stripping and associated facilities and the gas gathering and associated common facilities in PNG.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$	$
Property Acquisition Costs	-	-	-
Exploration Costs	-	-	-
Development Costs	105,994,248	179,779,865	133,840,608
Less: Conveyance accounting offset against properties	(2,469,990)	(12,999,752)	(12,261,250)
Less: Costs allocated against cash calls	(44,392,929)	(18,963,448)	(12,354,411)
Total Costs capitalized	59,131,329	147,816,665	109,224,947
Charged to expense
Geophysical and other costs	3,963,500	13,901,558	14,660,051
Total charged to expense	3,963,500	13,901,558	14,660,051
Oil and Gas Property Additions (capitalized and expensed)	63,094,829	161,718,223	123,884,998

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6. Oil and gas properties (cont’d)

During the nine months ended September 30, 2013, certain IPI investors’ with a combined 1.0536% interest out of the remaining 15.1386% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 140,480 common shares. Following these waivers, there were no longer any conversion rights outstanding. These waivers have triggered conveyance under the IPI Agreement for their respective share of interest. An amount of $500,071 for the nine months was recognized as a gain on conveyance.

7.	Deferred tax assets

In addition to the deferred tax assets recognized in the consolidated balance sheet, the Company has temporary differences and losses carried forward in relation to exploration expenditure incurred in Papua New Guinea of approximately $370.0 million at September 30, 2013 (tax benefit to be recognized of 30% of the temporary difference and losses carried forward through the income statement on initial recognition). No deferred tax assets have been recognized for this exploration expenditure as at September 30, 2013. Management will consider the recognition of the deferred tax assets once the sale and purchase agreement for monetization of resources from the PRL 15 license is executed.

8.	Available-for-sale investments

On September 10, 2013, the Company sold its investment in the Flex LNG Ltd shares at a price of 5.5000 Norwegian Kroner per share. The sale resulted in a gain of $3,719,907 for the nine months ended September 30, 2013 being recognized in the consolidated income statement. The fair value of the investment prior to sale was $2,795,556 (Dec 2012 - $4,304,176, Sep 2012 - $5,462,570) and was calculated using quoted prices on Oslo stock exchange Axess.

9.	Working capital facilities

	September 30,	December 31,	September 30,
Amounts drawn down	2013	2012	2012
	$	$	$
BNP Paribas working capital facility - midstream	107,584,830	94,290,479	69,174,302
Westpac working capital facility - downstream	-	-	10,898,580
BSP working capital facility - downstream	-	-	7,003,404
Total working capital facility	107,584,830	94,290,479	87,076,286

(a) BNP Paribas working capital facility

InterOil had a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $240,000,000. On July 17, 2013, the Company entered into a $350.0 million working capital structured facility arranged by BNP Paribas to replace the $240.0 million facility. Out of the $350.0 million, $270.0 million is a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, ANZ, Natixis, Intesa, Sanpaolo, and BSP, which includes the ability to discount receivables with recourse up to $30.0 million. As of September 30, 2013, $107.6 million was outstanding under the facility along with $74.7 million in letters of credit, leaving $87.7 million available for use under the facility in addition to the $80.0 million bilateral non-recourse discounting facility. The facility is secured by the Company’s rights, title and interest in inventory and working capital of the refinery. The credit portion of the facility bears interest at LIBOR + 3.75% per annum. The facility is renewable in February 2015.

The following table outlines the facility and the amount available for use at period end:

	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$	$
Working capital credit facility	270,000,000	240,000,000	240,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(107,584,830)	(47,203,152)	(18,350,270)
Discounted receivables*	-	(47,087,327)	(50,824,032)
	(107,584,830)	(94,290,479)	(69,174,302)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(74,720,000)	(139,500,000)	(149,702,000)
Working capital credit facility available for use	87,695,170	6,209,521	21,123,698

* Under the new facility, discounted receivables which are non-recourse are not included in the available for use balance as they fall within the separate $80.0 million facility with BNP Paribas. There were no non-recourse discounted receivables as at September 30, 2013.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Working capital facilities (cont’d)

(b) Westpac and Bank South Pacific working capital facility

The Company had an approximately $58,240,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. This facility was decreased in August 2013 by $18,720,000 (PGK 45,000,000) as a result of the new secured loan facility obtained (refer to note 10 (d)), reducing the limit to $39,520,000 (PGK 95,000,000). The Westpac facility limit is now approximately $18,720,000 (PGK 45,000,000) after being reduced in August 2013 by $18,720,000 (PGK 45,000,000), and the BSP facility limit is approximately $20,800,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The BSP facility is renewable annually and was renewed in August 2013 through to November 2014. As at September 30, 2013, none of this combined facility had been utilized, and the full amount of the facility remained available for use. These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

10.	Secured and unsecured loans

	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$	$
Secured loan (OPIC) - current portion	-	-	9,000,000
Secured loan (Westpac) - current portion	-	4,286,000	4,286,000
Secured loan (ANZ, BSP & BNP Syndication) - current portion	16,000,000	16,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(818,315)	(815,182)	-
Secured loan (BSP & Westpac facility)	34,604,377	-	-
Unsecured loan (Mitsui)	-	11,912,297	11,912,297
Total current portion of loans	49,786,062	31,383,115	25,198,297

Secured loan (OPIC) - non current portion	-	-	22,000,000
Secured loan (OPIC) - deferred financing costs	-	-	(332,875)
Secured loan (ANZ, BSP & BNP Syndication) - non current portion	76,000,000	84,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(2,523,294)	(3,124,863)	-
Secured loan (Westpac) - non current portion	-	8,571,000	8,571,000
Total non current secured loan	73,476,706	89,446,137	30,238,125

Total secured and unsecured loans	123,262,768	120,829,252	55,436,422

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The interest rate on the loan was equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the quarter ended December 31, 2012, all outstanding amounts under the term loan with OPIC was fully repaid by the Company.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan was fully repaid during the quarter ended September 30, 2013. The loan was secured by a fixed and floating charge over the assets of Downstream operations.

(c) ANZ, BSP & BNP Syndicated Loan

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas, BSP, and ANZ. The loan is secured over the fixed assets of the refinery. The interest rate on the loan is equal to LIBOR plus 6.5%.

The principal of the secured loan facility is repayable in ten half yearly installments over the period of five years. The first four half yearly installments are for an amount of $8,000,000 each, the next two installments are for an amount of $10,000,000 each, and the final four installments are for an amount of $12,000,000 each. The interest payments are to be made either in quarterly or half yearly payments, at the Company’s election which has be made in advance of the interest period. As at September 30, 2013, two installment payments amounting to $8,000,000 each which will be due for payment on November 9, 2013 and May 9, 2014 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of equity cover and debt service cover and limitations on the incurrence of additional indebtedness. As of September 30, 2013, the company was in compliance with all applicable covenants.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Secured and unsecured loans (cont’d)

(d) BSP & Westpac Secured Facility

On August 19, 2013, the Company entered into a one year $75.0 million equivalent combined secured loan facility with Westpac and BSP, to be drawn in tranches, either USD and/or PGK. Borrowings under the facility will be used for exploration and drilling activities with $37.5 million available immediately, and a further $37.5 million to be available upon the execution of an agreement in relation to the monetization of the Elk and Antelope resource. The principal repayment will be made on the earlier of, the first resource payment or 12 months from the first drawdown. The facility is secured against the Downstream assets and undertakings. As at September 30, 2013, $34.6 million of the facility had been utilized. Subsequent to the quarter end, the entire $37.5 million of the first tranche was fully drawn down, and subsequent to the closing of the Credit Suisse facility, the second available tranche of $37.5 million was cancelled, and BSP and Westpac have participated within the Credit Suisse led syndication facility.

(e) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project. The joint venture was to be entered into for equal shares between Mitsui and the Company. On August 4, 2010, the JVOA for the CS Project was finalized. The amount financed by Mitsui for the Company’s proportion of cash calls was treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. The portion of funding that relates to Mitsui’s share of the project was held in current liabilities.

On July 16, 2013, the Company entered into a Settlement and Termination Deed with Mitsui following the termination of the CSP JVOA on February 28, 2013. In accordance with the Deed, the Company is required to make certain payments to Mitsui. On July 3, 2013, the Company repaid Mitsui $6,250,000 in relation to the option to acquire interests in the Elk and Antelope fields. The Company has also repaid $9,537,212 on July 31, 2013, $9,194,376 on August 30, 2013 and $9,394,159 on September 30, 2013 being the three installments required in relation to Mitsui’s share of capital expenditure incurred, the unsecured loan, together with interest thereon. The facility has now been fully repaid.

11.	Indirect participation interests

	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$	$
Indirect participation interest (PNGDV) - current portion	1,384,492	1,384,492	1,384,492
Indirect participation interest ("IPI") - current portion	14,898,817	13,861,905	12,385,664
Total current indirect participation interest	16,283,309	15,246,397	13,770,156

Indirect participation interest ("IPI") - non current portion	13,245,089	16,405,393	20,904,686
Total non current indirect participation interest	13,245,089	16,405,393	20,904,686

Total indirect participation interest	29,528,398	31,651,790	34,674,842

(a) IPI - Waiver or forfeiture of conversion rights resulting in conveyance accounting

During the nine months ended September 30, 2013, certain IPI investors representing a 1.0536% interest in the IPI agreement have waived their right to convert their IPI percentage into 140,480 common shares. As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $2,123,392 and a gain of $500,071 was recognized. As at September 30, 2013, none of the IPI investors had any conversion rights outstanding.

(b) Buyback of PNG Energy Investors (“PNGEI”) interest

Subsequent to quarter end, on October 24, 2013, the Company entered into an Exchange Agreement with PNGEI to buyback their 4.25% indirect participation interest percentage under the Amended Indirect Participation Interest Agreement dated May 12, 2004, including their interest and rights to future distributions in exchange for 100,000 common shares of the Company.

12.	Contributions from joint venture partner

On July 27, 2012, the Company executed a farm in agreement with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12. Contributions from joint venture partner (cont’d)

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will be adjusted against their cash calls receivable balance. PacLNG will also receive a commission fee of 2.5% of resource payments made by Pacific Rubiales (other than carried costs). Certain other indirect participating interest holders have also elected to participate in the farm-in transaction and are therefore also entitled to credits for 5.108116% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will also be adjusted against their cash calls receivable balance. Amounts paid to PacLNG (including commission fee) or other indirect participating interest holders as part of this transaction will be reimbursable back to the Company (under same terms as reimbursable to PRE) if PRE exercises its option to terminate the Farm-In Agreement at any stage of the work program.

As at September 30, 2013, PRE has paid the full amount of the staged cash payments of $116.0 million. Based on the company’s disclosed policy on successful efforts accounting for oil and gas properties and accounting guidance under ASC 932-360, as the payment of $20.0 million is non-refundable, conveyance accounting has been applied to this payment during the year ended December 31, 2012. The remaining $96.0 million is refundable if PRE decides to exit the program or the agreement is not completed, hence conveyance accounting has not been triggered on this payment. As such, cash payments received under the Initial Cash Payment are to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expects the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

The credit of $27.3 million due to PacLNG and other indirect participating interest holders as a result of the Initial Cash Payment of $96.0 million has been adjusted against their cash calls receivable balance. In addition, the 2.5% commission payable to PacLNG of $2.4 million has been paid to PacLNG during the quarter ended June 30, 2013. However, as the $96.0 million is potentially refundable to PRE if they decide to exit the program, the $27.3 million credit allocated to PacLNG and other indirect participating interest holders and the 2.5% commission payable to PacLNG are also refundable from PacLNG and have therefore been recognized as a non-current receivable.

13.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2012	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	411,760	18,860,865
Shares issued on vesting of restricted stock units under Stock Incentive Plan	74,567	3,817,277

December 31, 2012	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	121,667	6,608,228
Shares issued on vesting of restricted stock units under Stock Incentive Plan	94,973	6,922,777

September 30, 2013	48,824,038	942,190,761

Preferred shares - No preferred shares are issued, or were issued at any time during the nine months ended September 30, 2013 (September 2012 – nil).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 20

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

14.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units with a total of 1,679,766 underlying common shares at conversion or exercise prices ranging from $9.80 to $95.63 were outstanding as at September 30, 2013.

Potential dilutive instruments outstanding	Number of shares September 30, 2013	Number of shares September 30, 2012
Employee stock options	794,400	1,083,667
Employee Restricted Stock	153,362	152,949
IPI Indirect Participation interest - conversion options	-	340,480
2.75% Convertible notes	732,004	732,025
Total stock options/shares outstanding	1,679,766	2,309,121

15.	Interests in Joint Ventures – Equity Accounted

The Company’s interests in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and PacLNG. PNG LNG Inc. is resident in The Bahamas with subsidiaries resident in PNG and Australia, the principal activity of which is the previously proposed joint venture of the development of an LNG plant in PNG.

Under the agreement, both parties have joint control of the arrangement as decisions about the relevant activities of the arrangement require the unanimous consent of the parties sharing control. As at September 30, 2013, InterOil LNG Holdings Inc. holds 77.165% of the ‘B’ Class shares of PNG LNG Inc. However, InterOil LNG Holdings Inc. holds 52.5% economic interest in the LNG project, subject to the exercise of PacLNG’s rights to the ‘B’ Class shares on payment of cash calls.

As a result of the change in IFRS 11, effective January 1, 2013, the Company has reclassified its involvement with PNG LNG Inc. from a jointly controlled entity to a joint venture. The Company has assessed its interest in the joint arrangement as a joint venture as the assets and liabilities held in PNG LNG Inc. and its subsidiaries are the assets and liabilities of those entities and not the assets and liabilities of the parties to the joint arrangement. The separate vehicle is to be considered in its own right and as such the PNG LNG joint arrangement is considered to be a joint venture.

The Company’s interests in PNG LNG Inc. were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

As a result of this change in accounting, the investment in PNG LNG Inc. as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc. previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting.

On August 6, 2013, the Company entered into an agreement with PacLNG in relation to their interest in the PNG LNG joint venture whereby their interest was aligned with the interest they have in the Upstream operations of the Company, and their share of historical joint venture costs was accepted and settled. In effecting the terms of this agreement, PacLNG will be issued 185,286 ‘B’ Class shares in the joint venture and a net 3,565,300 shares on issue to the Company are to be cancelled. Following the alignment, the Company’s interest in the joint venture is 77.165% and PacLNG’s interest is 22.835%.

To date the Company has a recognized deferred gain on its contributions to PNG LNG Inc. based on the share of other joint venture partners in the project. As the Company’s shareholding within PNG LNG Inc. as at September 30, 2013 is 77.165% (Dec 2012 – 84.582%, Sep 2012 – 84.582%), the gain on contribution of non cash assets to the project by the Company relating to other joint venture partners’ shareholding (22.835% - amounting to $9,566,992) has been recognized by the Company in its balance sheet as a deferred gain. This deferred gain may increase/decrease as the other joint venture partners decrease/increase their shareholding in the project.

This amount has been recorded as a reduction of the investment balance of $9,566,992 at September 30, 2013 (Dec 2012 - $9,922,089, Sep 2012 - $9,724,498), which has reduced the investment balance to $17,548,190 at September 30, 2013 (Dec 2012 – nil, Jun 2012 – nil), with the remaining balance of $nil (Dec 2012 - $5,191,101, Jun 2012 - $5,006,468) being recorded as a deferred gain. Any deferred gain will be recognized in the consolidated income statement when/if the risks and rewards have considered to be passed.

Information relating to the joint venture is set out below.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 21

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

15.	Interests in Joint Ventures – Equity Accounted (cont’d)

		As at
	September 30,	December 31,	September 30,
	2013	2012	2012
	$	$	$

Share of partnership's assets and liabilities
Current assets:
Cash and cash equivalents	96,486	139,364	139,904
Other current assets	19	67	34
Total current assets	96,505	139,431	139,938
Non-current assets:
Goodwill	7,206,569	6,626,317	6,626,317
Plant and equipment	-	446	640
Oil and gas properties	19,849,484	19,499,047	14,366,356
Total non-current assets	27,056,053	26,125,810	20,993,313
Total assets	27,152,558	26,265,241	21,133,251

Current liabilities:
Trade and other payables	37,376	1,712,898	3,357,403
Due to related parties	-	14,630,254	8,051,350
Total current liabilities	37,376	16,343,152	11,408,753
Total non-current liabilities	-	-	-
Total liabilities	37,376	16,343,152	11,408,753

Net assets	27,115,182	9,922,089	9,724,498
Allocation against deferred gain on contributions	(9,566,992)	(9,922,089)	(9,724,498)
Investment balance at period end	17,548,190	-	-

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Share of partnership's revenue, expenses and comprehensive income
Interest revenue	18	33	332	346
Depreciation expense	(54)	(193)	(441)	(7,945)
Other expenses	(41,272)	(382,064)	(353,869)	(680,178)
Gain on disposal of interest in partnership	2,619,420	-	2,619,420	-
Profit/(oss) before income taxes	2,578,112	(382,224)	2,265,442	(687,777)
Total comprehensive income/(loss)	2,578,112	(382,224)	2,265,442	(687,777)

16.	Related Parties

(a) Key management compensation

During the nine months ended 30 September, 2013, two of the Company's executive officers, former CEO, Phil Mulacek and former Executive VP, Christian Vinson, retired.  The compensation paid or payable to these officers upon their retirement was $7.2 million and $1.5 million respectively.

(b) Phil Mulacek consultancy services

Phil Mulacek, a director of InterOil, provided advisory services to the Company during the nine months ended September 30, 2013.  The agreement with Phil Mulacek allows for the provision of advisory services to the Company from May 1, 2013 to December 31, 2013 at a cost of $25,000 per month. Amounts paid or payable to Phil Mulacek for advisory services during the nine months ended September 30, 2013 amounted to $125,000.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 22

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

17.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	95,216	95,216	-	-	-	-	-
Secured and unsecured loans	143,892	56,751	22,982	25,668	26,076	12,415	-
Convertible notes obligations	74,171	1,925	1,925	70,321	-	-	-
Indirect participation interest - PNGDV (note 11)	1,384	1,384	-	-	-	-	-
	314,663	155,276	24,907	95,989	26,076	12,415	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount the Company has committed as a condition on renewal of these licenses. The Company is committed to spending a further $48.2 million as a condition of renewal of our petroleum prospecting licenses up to March 2014. Of this $48.2 million commitment, as at September 30, 2013, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four required under the IPI agreement. In addition, the terms of grant of PRL15 require the Company to spend a further $47.1 million on the development of the Elk and Antelope fields by the end of 2014.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

18.	Subsequent events

(a) Credit Suisse AG $250.0 million secured syndicated capital expenditure facility

On November 11, 2013, the Company entered into a $250.0 million secured syndicated capital expenditure facility led by Credit Suisse AG related to an approved seismic data acquisition and drilling program. In addition to Credit Suisse, the participating lenders are CBA, ANZ, UBS, Macquarie, BSP, BNP Paribas and Westpac. The facility is secured by the Company’s existing Upstream and Corporate entities. The credit facility bears interest at LIBOR plus 5.5 percent margin on the drawn amount for the first six months. After the first six month period, the margin increases 2.0 percent every two months to a maximum of 11.5% in the last two months of the 12-month term. The facility is payable in full (within a certain timeframe) upon any sale or disposal of the Company’s interest in the Elk and Antelope fields.

(b) Buyback of PNG Energy Investors (“PNGEI”) interest

On October 24, 2013, the Company entered into an Exchange Agreement with PNGEI to buyback their 4.25% indirect participation interest percentage under the Amended Indirect Participation Interest Agreement dated May 12, 2004, including their interest and rights to future distributions in exchange for 100,000 common shares of the Company.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 23